Filed by RMG Acquisition Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Mint – ReNew Power likely to explore India listing: CEO

Mint

February 26, 2021

The $8 bn SPAC deal with RMG is one of the largest in general, says Sumant Sinha.

ReNew Power Ventures Pvt. Ltd may explore an India listing, chairman and managing director Sumant Sinha said in an interview.

The development comes in the backdrop of the Goldman Sachs-backed clean energy company announcing a merger with Nasdaq-listed special purpose acquisition company (SPAC) RMG Acquisition Corp. II (RMG II) on Wednesday, at an enterprise value of around $8 billion. The new entity, ReNew Energy Global Plc, will be listed on the Nasdaq under the ticker symbol ‘RNW’, at an equity value of $4.4 billion. In response to a query on considering an India listing plan, Sinha said: “We definitely might.”

The public markets are awaiting a series of initial public offerings this year at a time when the Indian stock market has been hitting lifetime highs on expectations of a strong post-covid economic revival. ReNew Power had shelved its IPO plan in 2019 because of market volatility.

“There is no requirement for us to list in India, but I think as an Indian company, we may very well consider doing that at some point in the near future. But we have to obviously look at concurrent listing requirements in India, and then weigh the pros and cons of it and then take a call. So, I can’t say that we will be doing it, but we will certainly examine it.”

ReNew Power operates 5.73 gigawatts (GW) of solar and wind power, while 4.41GW is under various stages of development across India. In 2018, it had acquired 1.1GW of wind and solar power assets from Ostro Energy—one of the biggest acquisitions in the Indian renewable energy space.

According to Bank of America, the financial adviser to RMG II, this is the “first-ever De-SPAC globally involving renewable IPP” and the “first De-SPAC Indian transaction since 2016”.

SPACs are publicly traded shell companies with no commercial operations, which help unlisted companies go public through mergers, skipping the conventional IPO route. De-SPAC is the process when a SPAC stops being a shell firm.

The $1.2 billion equity proceeds from the merger include a private investment in public equity (PIPE) deal of $855 million, which involves private placements of the common stocks in ReNew Power and $345 million in cash held by RMG II.

The PIPE investors include BlackRock, BNP Paribas Energy Transition Fund, Chamath Palihapitiya, Sylebra Capital, TT International Asset Management Ltd, TT Environmental Solutions Fund and Zimmer Partners. ReNew Power’s existing shareholders include Goldman Sachs, Canada Pension Plan Investment Board, Japan’s JERA Co. Inc., Abu Dhabi Investment Authority, GEF SACEF India and Sumant Sinha.

“This is the first SPAC deal out of India, it’s the first US listing out of India after a long time, and it’s one of the largest SPAC deals in general. Even in the US, the sizes are not this large. Normal SPAC deals are $200-300 million and PIPE of $200-300 million. So, the total deal size is $400-500 million,” Sinha said.

While existing investors will hold a 70% stake in ReNew Energy Global PLC, PIPE and SPAC investors will hold 20% and 10%, respectively.

“This is a total $1.2 billion transaction, which is very large for the SPAC market as well, and secondly the enterprise value of the company, which is $8 billion between the post listing market cap and the debt itself, is also one of the highest among companies that have been listed through the SPAC route,” Sinha added.

Mint reported on Wednesday afternoon about the imminent announcement of the merger at a pre-money valuation of $3.7 billion. The net proceeds of $610 million will fund future projects and help pay down debt.

“Capital raising for us obviously is an important activity. So, at any point in time, we look at various different alternatives,” Sinha said.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by ReNew or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of ReNew and a prospectus of ReNew. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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